EXHIBIT 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Halifax, Nova Scotia  B3J 3R7

ITEM 2.	Date of Material Change

December 15, 2011.

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on December 15, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. has announced an initial National Instrument 43-101 compliant, independent mineral resource estimate for the 147 and Contact zones on the Black Fox Complex.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 16th day of December, 2011.

Schedule A

December 15, 2011 07:00 PM Eastern Time

Brigus Increases Black Fox Complex Resource by More
Than 50% in Initial NI 43-101 on 147 and Contact Zones

HALIFAX, Nova Scotia--(BUSINESS WIRE)--Brigus Gold Corp. (“Brigus” or the “Company”) (NYSE Amex: BRD) (TSX: BRD) is pleased to announce an initial National Instrument 43-101 (“NI 43-101”) compliant, independent mineral resource estimate for the 147 and Contact zones on the Black Fox Complex. Highlights of the initial resource estimate include:

Zone	Indicated ounces	Inferred ounces	Number of Holes Included	Number of Holes Pending
147	43,820	351,910	86	59
Contact	72,890	107,510	169	36
TOTAL	116,710	459,420	255	95

“We are very pleased with the initial resource estimate,” said Howard Bird, Brigus’ Vice President of Exploration.  “We believe these resource ounces represent near-term production opportunities given their proximity to our Black Fox infrastructure including the Black Fox mill which is currently being expanded.  In addition, there are another 95 drill holes, with assays pending, that have not been included in the initial resource calculation and will increase our resource area drill hole data by 37% upon receipt of final assays.  We expect the results from these holes will expand the resource and convert Inferred ounces to Indicated ounces in 2012.”

Brigus’ exploration program continues to confirm the potential for new gold discoveries within the Black Fox Complex, which covers approximately 18 square kilometres within the Timmins Mining District.  The 147 and Contact zones are located approximately four kilometres (“km”) southeast of Brigus’ operating Black Fox gold mine.

Summary of Initial Mineral Resource Estimate – 147 and Contact Zones

The reported mineral resource estimates reflect resource values which include calculated cut-off grades of 2.63 grams per tonne (“g/t”) of gold for a potential underground mine at the Contact Zone and 0.65 g/t of gold for an initial open pit mine at the 147 Zone.

147 and Contact Zones
RESOURCE CLASSIFICATION		Cut-Off Grade	Tonnes	Gold Grade (g/t)	Ounces
	Potential Underground	>2.63 g/t Au	323,800	6.991	72,890
Indicated	Potential Open Pit	>0.65 g/t Au	543,300	2.505	43,820
		TOTAL	867,100	4.180	116,710
RESOURCE CLASSIFICATION		Cut-Off Grade	Tonnes	Gold Grade (g/t)	Ounces
	Potential Underground	>2.63 g/t Au	565,700	5.902	107,510
Inferred	Potential Open Pit	>0.65 g/t Au	4,898,800	2.231	351,910
		TOTAL	5,464,500	2.611	459,420

Form 51-102F3	Page A2

Notes:

1) Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

3) CIM definitions and guidelines were followed for mineral resources.

4) The resource was estimated using Gemcom version GEMS 6.3.1. The database used for the estimate comprised diamond drill core composites and assays. All samples were collected by Company personnel. A top cut of 100 g/t was applied to assay grades prior to compositing grades for interpolation into model blocks using Inverse Distance Weighting Squared and was based on 1.5 m composites within a 3m long x 3m wide x 3m high block model. Ordinary kriging and nearest neighbor interpolation were also used for grade estimation and validation. The inverse distance grade model was felt to best represent the continuity and distribution of the gold grade based on the current geological model.

5) A bulk density of 2.90 t/m3 was used for all tonnage calculations.

6) A gold price of US$1,250/oz and an exchange rate of US$1.00=C$1.00 was utilized in the gold cut-off grade calculations of 2.63 g/t for potential underground and 0.65 g/t for potential open-pit mineral resources. Underground and open-pit mining costs, process costs and G&A costs were estimated using experience gained from Brigus’ Black Fox mine. Process recovery was assumed at 95%.

7) See “Cautionary Note to U.S. Investors Concerning Estimates of Mineral Indicated and Inferred Resources” at the end of this press release for an important note regarding indicated and inferred resources.

The 147 Zone mineral resource estimate is based on 86 core drill holes.  The samples lie within the central area of the zone which is approximately 275 m in a north-south direction dipping at approximately 80 degrees to the east.  The gold mineralization occurs primarily within multiple quartz carbonate brecciated zones hosted within bleached units of variolitic mafic volcanics and other parallel hanging wall and foot wall gold mineralized zones.  The 147 Zone has returned positive gold drill results to a vertical depth of approximately 300 m below surface and recent deep targeted drilling has intersected the 147 Zone at a vertical depth of approximately 435 m below surface (assays are pending).

The Contact Zone resource is based on 169 core holes drilled at relatively close spacing.  The gold mineral resource estimate lies within approximately 450 m of strike length and mineralization remains open along strike to the north and down dip.  The Contact Zone consists of a steeply dipping mineralized fault contact between the north-south trending metasediments and mafic volcanic rocks, and includes parallel foot wall and hanging wall gold mineralized zones.

A conceptual desktop study has been initiated to examine operating the 147 Zone as a combined open pit and underground mine and the Contact Zone as an underground mine. It is envisioned that the Contact Zone will be accessed by drifting approximately 250 m eastward from the existing Gibson Deposit portal and ramp system. All future mining on the 147 and Contact zones will be supported by the nearby Black Fox mine infrastructure. As the first step in the permitting process, hydrogeological studies and waste rock characterization test work in the 147 and Contact zone area began in September 2011.  This area falls within the ongoing environmental monitoring program associated with the Black Fox mine operation.

Form 51-102F3	Page A3

2012 Black Fox Complex Surface Exploration Drilling Program

Brigus has an $8.0 million surface exploration budget for 2012 and will focus on an aggressive exploration program to expand the 147 and Contact zones as well as convert the inferred resource to the indicated resource category. An updated 147 and Contact zone mineral resource estimate will be released in 2012.

Surface drilling will also test the potential of the Grey Fox South Zone, the historic Gibson Deposit Zone and other areas of the Black Fox Complex.

•The Grey Fox South Zone was discovered in December 2010 with three drill holes that intersected up to 10.65 g/t gold over a core length of 6.0 m that included 23.32 g/t over 1.0 m.
•The historic Gibson deposit underwent limited underground bulk sampling in the late 1980s returning a grade of 9.5 g/t gold from 8,000 tonnes. The deposit was accessed via a ramp system and is developed on two levels. Brigus recently completed 20 drill holes to further test the deposit. Assay results are pending.

•Approximately 200 m to the north of the Contact Zone, hole GF11-337 was released in November 2011 and intersected 3.59 g/t of gold over a core length of 9.00 m, that included 10.63 g/t gold over 1.00 m. Assay results are pending for an additional five drill holes over a 50 m strike length near this hole.

The Black Fox gold mine is hosted by the Destor Porcupine Fault Zone. Brigus’ Black Fox Complex covers approximately six km of the productive gold mineralized trend all of which represents an attractive exploration target. In addition, Brigus’ exploration program will test several Titan 24 Deep Induced Polarization (IP) and Magnetotellurics (MT) geophysical survey anomalies completed in 2010. The survey identified at least 35 geophysical anomalies with the potential for gold mineralization from near surface to more than 1,500 m depth. Twelve IP anomalous zones have been classified as first priority for drilling, and 14 as second priority targets. Nine MT resistivity-low anomalous zones have been delineated from 700 m to more than 1,500 m depth and may represent mineralization, structures and/or alteration at depth for follow-up evaluation.

2012 Black Fox Mine Underground Exploration Program

The Black Fox underground mine exploration drilling program is expected to begin in 2012. The program is intended to expand the Black Fox gold deposit along strike and down-dip. The program is designed to offset drill results from the 2004 underground fan drilling program from the last southeast drill station located at the end of the 235 m level exploration drift. This drilling returned significant true width gold results including 31.16 g/t over 6.25m (hole 235-296) and 7.48 g/t over 3.49 m (hole 235-295).

Qualified Persons and Technical Report

The mineral resource estimates announced in this release, with an effective date of December 14, 2011 were prepared by Mr. Tim Maunula, P.Geo., of Wardrop, A Tetra Tech Company (Tetra Tech) of Toronto, Ontario, an Independent Qualified Person ("QP"), as defined by National Instrument 43-101. Mr. Tim Maunula and Senior Exploration Project Manager Mr. John A. Dixon, P. Geo., reviewed the technical exploration information in this release. Mr. Dixon is the Qualified Person for the Company.

Tetra Tech is preparing a NI 43-101 Technical Report in support of the mineral resource estimate. This report will be filed by Brigus in its entirety on SEDAR (www.sedar.com) within 45 days of the date of this news release, and the report will also be available on Brigus’ website at www.brigusgold.com.

All sample analyses were performed by Polymet Labs of Cobalt, Ontario, SGS Laboratories of Sudbury, Ontario and Swastika Laboratories of Swastika, Ontario using standard fire assay procedures. Brigus Gold’s quality control checks include insertion of blanks, standards and duplicates to ensure laboratory accuracy.

Form 51-102F3	Page A4

About Brigus

Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins gold district of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and adjoining properties, all in the Township of Black River - Matheson, Ontario, Canada. Brigus is also advancing its Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold has completed its transaction to sell a 75% interest in the Ixhuatan Project located in the state of Chiapas to Cangold. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests to Everton Resources.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated and Inferred Resources

This news release uses the term “indicated resources” and “inferred resources.” The Company advises U.S. investors that while these terms are defined in and required by Canadian regulations, these terms are not defined terms under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7 and are generally not permitted to be used in reports and registration statements filed with the SEC. The SEC generally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit measures. The estimation of indicated and inferred resources involves greater uncertainty as to their existence and economic feasibility or viability than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves or that estimates of inferred resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Cautionary and Forward-Looking Statements

Statements in this news release, which are not historical facts, are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All statements regarding the Company's ability to successfully expand the Black Fox Complex gold resource, add to Black Fox resources, advance new discoveries to production, convert resource estimates into near-term production, release of an updated mineral resource estimate in 2012 and the Black Fox underground mine exploration drilling program and continue to obtain positive down dip continuity of significant gold mineralization are forward-looking statements and estimates that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent Annual Information Form and Management Discussion and Analysis filed under the company’s name at www.sedar.com and annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities. All forward-looking statements included in this news release are based on information available to the Company on the date hereof. The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.

Contact Information

Jennifer Nicholson, CA	Katherine Burgess
Vice President, Investor Relations	Manager, Stakeholder Relations
Phone: (902) 422-1421	Phone: (902) 422-1421
Email: ir@brigusgold.com	Email: ir@brigusgold.com